Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
to be held on May 27, 2015

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 27th day of May, 2015 in Meeting Rooms 1 and 2 at the Ernst & Young Tower, 440 - 2nd Avenue S.W., Calgary, Alberta at 1:30 p.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on April 17, 2015 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

Unless otherwise stated, the information contained in this Information Circular is given as at April 24, 2015.

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REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General and Special Meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Annual General and Special Meeting and form of proxy to the beneficial owners of such Shares. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the form of proxy enclosed with the Notice of Annual General and Special Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment(s) thereof to matters set forth in the proxy and described in the accompanying Notice of Annual General and Special Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted. If a Beneficial Shareholder wishes to vote indirectly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Holder in the space provided and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders, including Beneficial Shareholders. The Corporation will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder's intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

These securityholder materials are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

other matters

Certain information contained in this Information Circular is based upon an evaluation (the "Sproule Report") prepared by Sproule Associates Limited dated February 5, 2015 and effective December 31, 2014 and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

The finding and development ("F&D") costs contained herein are calculated based on the Sproule Report by adding capital expenditures, and the net change in future development capital ("FDC") divided by reserve additions for the year. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year. The Glacier proved ("1P") F&D cost for the year ended December 31, 2014 was $1.63/mcfe ($9.76/boe) [2013 - $1.67/mcfe ($10.00/boe)] and the proved plus probable ("2P") F&D cost for the year ended December 31, 2014 was $1.03/mcfe ($6.17/boe) [2013 - $1.33/mcfe ($7.99/boe)], including the change in FDC.

The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. The term "mcfe" means thousand cubic feet of natural gas equivalent, using the ratio of 6 Mcf of natural gas being equivalent to 1 bbl of oil.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at April 24, 2015, an aggregate of 170,664,548 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or represented by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board has fixed the Record Date for the Meeting at the close of business on April 17, 2015.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation as at April 24, 2015, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

Advance Notice Bylaw

On May 9, 2013, the Board approved the adoption by the Corporation of a By-law regarding advance notice of nominations of directors of the Corporation (the "Advance Notice By-law"), which was ratified by Shareholders at the Corporation's annual general and special meeting of shareholders held in 2013. The Advance Notice By-law contains advance notice provisions, which provide Shareholders, the Board and management of the Corporation with a clear framework for nominating directors to help ensure orderly business at Shareholder meetings by effectively preventing a Shareholder from putting forth director nominations from the floor of a Shareholder meeting without prior notice. Among other things, the Advance Notice By-law fixes a deadline by which Shareholders must submit notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders. It also specifies the information that a nominating Shareholder must include in the notice to the Corporation regarding each director nominee and the nominating Shareholder for the notice to be in proper written form in order for any director nominee to be eligible for nomination and election at any annual or special meeting of Shareholders. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding such nominees. The Advance Notice By-law does not affect nominations made pursuant to a "proposal" made in accordance with the Business Corporations Act (Alberta) ("ABCA") or a requisition of a meeting of Shareholders made pursuant to the ABCA. As of the date of this Information Circular, the Corporation has not received any nominations pursuant to the advance notice provisions contained in the Advance Notice By-law.

quorum for meeting

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

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MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the Auditor's Report on such statements will be placed before Shareholders, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at six (6).

Appointment of Directors

Majority Voting for Directors

The Board has adopted a policy stipulating that if the "WITHHOLD" votes in respect of the election of a director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit his resignation promptly after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee's (the "Compensation Committee") consideration.

The Compensation Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the recommendation and the Board's decision to accept or reject the resignation will be disclosed to the public within 90 days of the Meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Election of Directors

At the Meeting, Shareholders will be asked to vote "FOR" or "WITHHOLD" on the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed. There are presently five (5) directors of the Corporation who have been nominated for reelection at the Meeting and one (1) additional individual is being nominated for election at the Meeting.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence of the persons nominated for election as directors of the Corporation, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at April 24, 2015, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Offices Held and Time as Director(4)	Principal Occupation

Stephen E. Balog(1)(2)(3) Alberta, Canada	62,699	Director since August 16, 2007	Principal of Alconsult International Ltd. and President, West Butte Management Inc., private consulting companies that provide technical and business advisory services to oil and gas operators. Prior thereto, President and Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June, 2007. Mr. Balog has in excess of forty years of oil and gas industry experience with junior and senior exploration and production companies, serving in executive, management and technical roles. He was a key contributor to the development and use of the Canadian Oil & Gas Evaluation Handbook as an industry standard for reserves evaluation, and served on the Petroleum Advisory Committee, Alberta Securities Commission. Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary. He is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers.

Grant B. Fagerheim(1)(2) Alberta, Canada	50,000	Director since May 26, 2014	Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June, 2008. Prior thereto, Mr. Fagerheim was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly, Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008. Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA at Queen's University in 1995. Mr. Fagerheim currently sits on the board of directors of PRD Energy Inc., a public oil and gas company.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Offices Held and Time as Director(4)	Principal Occupation

Paul G. Haggis(1)(2)(3) Alberta, Canada	50,835	Director since November 7, 2008	Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund. Currently he is on the Board of UBC Investment Management Inc., Canadian Pacific Railway, Athabasca Oil Corporation and is Chairman of Alberta Enterprise Corp. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

Andy J. Mah Alberta, Canada	997,405	President and Chief Executive Officer Director since June 23, 2006	President since April 21, 2011. Chief Executive Officer since January 27, 2009. President and Chief Operating Officer from June 23, 2006 to January 27, 2009. Chief Operating Officer of Longview from December 15, 2010 to November 7, 2013. Prior thereto, President of Ketch Resources Ltd. from October 2005 to June 2006. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.

Ronald A. McIntosh(2)(3)(7) Alberta, Canada	82,786	Chairman since February 4, 2014 Director since September 25, 1998(6)	Chairman of North American Energy Partners Inc., a publicly traded corporation and a director of Fortaleza Energy Inc., previously known as Alvopetro Inc., formerly named Fortress Energy Inc. Mr. McIntosh has extensive experience in the energy business. His previous roles included President and Chief Executive Officer of Navigo Energy, Chief Operating Officer of Gulf Canada, Vice President Exploration and International of PetroCanada and Chief Operating Officer of Amerada Hess Canada.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Offices Held and Time as Director(4)	Principal Occupation

Jill T. Angevine Alberta, Canada	Nil	Director Nominee	Vice President and Portfolio Manager at Matco Financial Inc. (an independent, privately held asset management firm) since October 2013. Independent businesswoman from September 2011 until October 2013 and prior thereto, Vice President and Director, Institutional Research at FirstEnergy Capital Corp. (a financial advisory and investment services provider in the energy market).

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Independent Reserve Evaluation Committee.
(4)	Advantage does not have an executive committee of the Board.
(5)	The directors of Advantage shall hold office until the next annual meeting of Shareholders or until each director’s successor is duly elected or appointed in accordance with the ABCA.
(6)	The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.
(7)	Mr. McIntosh is a director of Fortress Energy Inc. ("Fortress"). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the "Order") under the Companies’ Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency ("CRA"). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that CRA’s position was not sustainable and vigorously disputed CRA’s claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the Toronto Stock Exchange ("TSX") suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements. Fortress was renamed Alvopetro Inc. on November 24, 2012 and Alvopetro Inc. was renamed Fortaleza Energy Inc. in November 2013.

As at April 24, 2015, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,297,388 Shares, being approximately 1.3% of the outstanding Shares. The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 24, 2015.

Cease Trade Orders or Bankruptcies

Except as set forth above, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

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(b)	was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)	was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)	was a director or executive officer of a corporation (including the Corporation) that while that person was acting in that capacity or within a year of the person ceasing to act as a director or executive officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Approval of Unallocated Options

Section 613(a) of the TSX Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's securityholders.

As the Corporation's stock option plan (the "Option Plan") is considered to be a security based compensation arrangement and the Option Plan provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding stock options ("Options") is not a fixed number and instead shall not exceed a number of Common Shares equal to 6.0% of the issued and outstanding Common Shares from time to time (less the number of Common Shares issuable pursuant to all other security based compensation arrangements), approval will be sought at the Meeting to approve the grant of unallocated Options under the Option Plan. When Options have been granted pursuant to the Option Plan, Common Shares that are reserved for issuance under outstanding Options are referred to as allocated Common Shares. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of Options under the Option Plan, but as they are not subject to current Option grants, they are referred to as unallocated Options.

As at April 24, 2015, the maximum number of Common Shares that may be issued under the Option Plan and all other security based compensation arrangements of the Corporation was 10,239,873 Common Shares, representing 6.0% of the number of issued and outstanding Common Shares on that date. As at April 24, 2015, the Corporation had Options to acquire 4,525,333 Common Shares outstanding under the Option Plan and performance awards ("Performance Awards") to receive 666,092 Common Shares outstanding under the restricted and performance award incentive plan of the Corporation (the "Award Plan") using a Payout Multiplier of one times, leaving up to 5,048,448 Common Shares available for future grants under the Option Plan, the Award Plan and all other security based compensation arrangements based on the number of outstanding Common Shares as at that date. As at April 24, 2015, the maximum number of Common Shares available for future grant under the Award Plan is 1,893,876. If any Options granted under the Option Plan shall be exercised or shall expire, terminate or be cancelled for any reason without having been exercised in full, such Options shall be unallocated and be available for the purposes of future grants under the Option Plan and all other security based compensation arrangements of the Corporation.

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If approval is obtained at the Meeting, the Corporation will not be required to seek further approval for unallocated Options under the Option Plan until May 27, 2018. If approval is not obtained at the Meeting, Options which have not been allocated as of May 27, 2015 and Common Shares which are reserved for issuance pursuant to Options which are outstanding as of May 27, 2015 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

At the Meeting, the following ordinary resolution (the "Unallocated Option Resolution") will be presented:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	all unallocated Options under the Option Plan are approved and authorized until May 27, 2018;

2.	any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

In order for the Unallocated Option Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Unallocated Option Resolution.

Approval of Restricted and Performance Award Incentive Plan

On April 14, 2014, the Board approved the adoption by the Corporation of a restricted and performance award incentive plan, as amended on April 24, 2015 (the "Award Plan"). The Award Plan allows the Board or the Compensation Committee to grant Performance Awards and/or Restricted Awards (collectively, "Incentive Awards") to persons who are employees or officers of the Corporation or any affiliate (as defined in the ABCA) of Advantage ("Advantage Affliate") or who are consultants or other service providers to the Corporation or any Advantage Affiliate (collectively, "Service Providers").

As the Award Plan is a security based compensation arrangement (as defined in the TSX Company Manual), approval from Shareholders will be sought at the Meeting to ratify the approval of the Award Plan and the granting of Performance Awards and Restricted Awards in accordance with the Award Plan. If Shareholder approval of the Award Plan is not obtained at the Meeting, the Corporation will not be able to issue Shares upon vesting and will only be entitled to settle the Performance Awards by payment in cash or by payment in Shares acquired on the TSX. See "Approval of Restricted and Performance Award Incentive Plan – Payment in Respect of Incentive Awards".

Purpose of the Award Plan and Eligibility

The principal purposes of the Award Plan are to retain and attract qualified Service Providers that the Corporation and Advantage Affiliates require, promote a proprietary interest in the Corporation by such Service Providers, to encourage such persons to remain in the employ or service of the Corporation and Advantage Affiliates and put forth maximum efforts for the success of the affairs of the Corporation and the business of the Advantage Affiliates, and to focus management of the Corporation and Advantage Affiliates on operating and financial performance and long-term shareholder return. Additionally, Performance Awards granted under the Award Plan are meant to further align with shareholder interests as the magnitude of the Performance Awards received by Service Providers on the vesting date will be determined based on the achievement of various corporate performance measures during a multi-year period as set by the Board. The terms of the Award Plan provides that Performance Awards vest three years after the date of grant.

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Incentive Awards may be granted only to Service Providers; provided, however, that the participation of a Service Provider in the Award Plan is voluntary. In determining the Service Providers to whom Incentive Awards may be granted ("Grantees") and the number of Incentive Awards granted, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including, if so determined by the Compensation Committee, any one or more of the following factors: (a) compensation data for comparable benchmark positions among the group of public Canadian oil and gas issuers determined by the Compensation Committee, from time to time in their discretion (the "Peer Comparison Group"); (b) the duties, responsibilities, position and seniority of the Grantee; (c) the Corporate Performance Measures (as defined below) for the applicable period; (d) the individual contributions and potential contributions of the Grantee to the success of the Corporation; (e) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation; (f) the Fair Market Value (as defined below) or current market price of the Common Shares at the time of grant of such Incentive Award; and (g) such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Award Plan.

For the purposes of the Award Plan, "Corporate Performance Measures" for any period that the Compensation Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Award Plan and determining the payout multiplier determined by the Compensation Committee pursuant to the Award Plan (the "Payout Multiplier") in respect of any Performance Award, which may include, without limitation, the following: (a) the percentile rank, expressed as a whole number, of, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative dividends, if any, on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period (the "Total Shareholder Return") relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period (the "Relative Total Shareholder Return" or "Relative TSR"); (b) annual cash flow per Common Share; (c) absolute or relative cost structure; (d) key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Advantage Affiliates; (e) the development and execution of the Corporation's strategic plan as determined by the Board; (f) reserves growth or reserves addition efficiencies; and (g) such additional measures as the Compensation Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances.

Further, for the purposes of the Award Plan, "Fair Market Value" means, for so long as the Common Shares are listed and posted for trading on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading), the volume weighted average of the prices at which the Common Shares traded on the said exchange for the five (5) trading days immediately preceding such date.

Grants of Incentive Awards

The Award Plan will be administered by the Board or the Compensation Committee. The Compensation Committee has the authority in its sole discretion to administer the Award Plan and to exercise all the powers and authorities either specifically granted to it under the Award Plan or necessary or advisable in the administration of the Award Plan, including, without limitation: (a) the authority to grant Incentive Awards and to designate such awards as "Restricted Awards" or a "Performance Awards", as applicable, in a written agreements between the Corporation and each Grantee (an "Incentive Award Agreement"); (b) to determine the Fair Market Value of the Common Shares on any date; (c) to determine the Service Providers to whom shall be granted ("Grantees"), and the time or times at which Incentive Awards shall be granted and become issuable; (d) to determine the number of Incentive Awards to be granted and the allocation between Restricted Awards and Performance Awards; (e) to determine members of the Peer Comparison Group from time to time; (f) to determine the Corporate Performance Measures and the Payout Multiplier in respect of a particular period; (g) to prescribe, amend and rescind rules and regulations relating to the Award Plan; (h) to interpret the Award Plan; (i) to determine the terms and provisions of an Incentive Agreement (which need not be identical) entered into in connection with Incentive Awards; and (j) to make all other determinations deemed necessary or advisable for the administration of the Award Plan.

Limits on Issuance

Notwithstanding any other provision of the Award Plan:

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(a)	the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards at any time is limited to 1.5% of the aggregate number of issued and outstanding Common Shares, provided that the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards and all other security based compensation arrangements, cannot exceed 6.0% of the Common Shares outstanding from time to time;

(b)	the number of Common Shares reserved for issuance to any one Service Provider under all security based compensation arrangements will not exceed 5.0% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 6.0% of the issued and outstanding Common Shares;

(d)	the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 6.0% of the issued and outstanding Common Shares; and

(e)	the number of Common Shares issuable pursuant to Incentive Awards to non-management directors is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Incentive Award calculated at the Grant Date.

Restricted Awards

Subject to the provisions of the Award Plan, the Corporation shall pay to each Grantee an amount equal to the number of Incentive Awards (as such number may be adjusted in accordance with the terms of the Award Plan) multiplied by the Fair Market Value of the Common Shares (the "Award Value") to which the Grantee is entitled pursuant to such Incentive Award, which amount shall be payable (each a "Payment Date"), unless otherwise determined by the Compensation Committee, as to one-third of the Award Value underlying such Restricted Awards on each of the first, second and third anniversaries of the grant date of the Restricted Awards; provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the applicable Payment Date.

Performance Awards

Subject to the provisions of the Award Plan, with respect to any Performance Awards, the Payment Dates thereunder shall be the third anniversary of the grant date of the Performance Awards unless otherwise determined by the Compensation Committee, provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the Payment Date.

Leave of Absence

Where a Grantee is on a Leave of Absence (as defined in the Award Plan), the Payment Date or Payment Dates for any Incentive Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that where the period of the Leave of Absence exceeds three (3) months, a Payment Date for any Incentive Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by, and no adjustments shall be made for dividends, if any, that are paid during, that portion of the Leave of Absence that exceeds three (3) months. Further, if any such extension would cause the Payment Date or Payment Dates to extend beyond December 31 of the third year following the year in which the Incentive Award was granted (the "Expiry Date"), the rights to receive payments on such Payment Date or Payment Dates will be forfeited by the Grantee.

Black Out Periods

Where a Payment Date occurs on a date when a Grantee is subject to a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage ("Black-Out Period"), such Payment Date shall be extended to a date which is within three business days following the end of such Black-Out Period, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the amounts to be paid on such Payment Date or Payment Dates will be paid on the Expiry Date notwithstanding the Black-out Period.

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Change of Control

In the event of an Change of Control (as defined in the Award Plan) prior to the Payment Dates determined in accordance with the Award Plan, the Board may, in its sole discretion (including taking into consideration whether the Grantee's employment or service relationship is or is to be terminated or such Grantee is constructively dismissed or offered to continue employment or service with the successor entity on terms that are not a material adverse change in the Grantee's salary, title, lines of reporting, city or field work location), by Board resolution, determine to accelerate the Payment Date in respect of any Incentive Awards so designated by the Board.

Adjustments

Immediately prior to each Payment Date, the Award Value payable pursuant to the applicable Incentive Awards on such Payment Date shall be adjusted by multiplying the number of Incentive Awards for which payment remains to be made by the Adjustment Ratio (as defined in the Award Plan) applicable, if any, in respect of such Incentive Awards.

Acceleration of the Payment Date

Notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the Payment Date for all or any portion of previously granted Incentive Awards.

Determination of the Payout Multiplier

Prior to the Payment Date in respect of any Performance Award, the Compensation Committee will assess the performance of the Corporation for the applicable period. The individual measures, weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Compensation Committee in its sole discretion having regard to the principal purposes of the Award Plan and, upon the assessment of the Corporate Performance Measures, the Compensation Committee shall determine the Corporation's ranking. The applicable Payout Multiplier in respect of this ranking shall be determined by the Board in its sole discretion.

Payment in Respect of Incentive Awards

On the Payment Date, the Corporation, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an Incentive Award by payment in cash, payment in Common Shares acquired by the Corporation on the TSX, or payment in Common Shares issued from treasury of the Corporation.

Termination of Relationship as Service Provider

Unless otherwise determined by the Compensation Committee or unless otherwise provided in an Incentive Award Agreement pertaining to a particular Incentive Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider:

(a)	if a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Payment Date for all Incentive Awards awarded to such Grantee under any outstanding Incentive Award Agreements shall be accelerated to the Cessation Date (as defined in the Award Plan), provided that the Compensation Committee, taking into consideration the performance of such Grantee and the performance of the Corporation since the date of grant of the Incentive Award, may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee;

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(b)	if a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee;

(c)	if a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is thirty (30) days after the Cessation Date, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee; and

(d)	if a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Transferability

Subject to the terms of the Award Plan, the right to receive payment pursuant to an Incentive Award granted to a Service Provider is held only by such Service Provider personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Incentive Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Incentive Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Incentive Award will terminate and be of no further force or effect.

Merger and Sale

If the Corporation enters into any transaction or series of transactions, other than a transaction that is a Change of Control and to which certain sections of the Award Plan apply, whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction, the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under the Award Plan and the Incentive Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect, or, if the Incentive Awards (and the covenants and obligations of the Corporation under this Plan and the Incentive Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Payment Date for all Incentive Awards and underlying Award Value that has yet to be paid as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

Amendments

The Compensation Committee may not, without the approval of the shareholders, make any amendments to: (a) increase the aggregate number or the percentage of Common Shares reserved for issuance pursuant to Incentive Awards in excess of the limits contained in item (a) under "Limits on Issuance" above; (b) change any of the limitations on Incentive Awards contained in items (b), (c), (d) and (e) under "Limits on Issuance" above; (c) extend the Payment Date of any Incentive Awards issued under the Award Plan beyond the latest Payment Date specified in the Incentive Award Agreement (other than as permitted by the terms and conditions of the Award Plan) or extend the term beyond the original Expiry Date (other than as permitted by the terms and conditions of the Award Plan); (d) permit a Grantee to transfer or assign Incentive Awards to a new beneficial holder other than for estate settlement purposes; and (e) amend the amendment provisions of the Award Plan.

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Except as restricted by the foregoing, the Compensation Committee may amend or discontinue the Award Plan or Incentive Awards granted thereunder at any time without Shareholder approval provided that any amendment to the Award Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Award Plan or Incentive Awards granted pursuant to the Award Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Incentive Awards previously granted to such Grantee under the Award Plan.

Prior Grants of Incentive Awards

Since the Board approved the adoption by Advantage of the Award Plan, an aggregate of 673,212 Performance Awards (which provide for the issuance of an aggregate of 673,212 Common Shares assuming a Payout Multiplier of one times) and no Restricted Awards have been granted to officers and executives, employees and other eligible Service Providers of Advantage (collectively, the "Prior Grants"). Of the 673,212 Performance Awards, none were granted to directors, 388,226 Performance Awards were granted to officers and executives, and 284,986 Performance Awards were granted to employees and other eligible Service Providers of Advantage.

Approval of the Award Plan

As at April 24, 2015, the maximum number of Common Shares that may be issued under the Award Plan and all other security based compensation arrangements, including the Option Plan, was 6.0% of the total issued and outstanding Shares of the Corporation. As at April 24, 2015, the Corporation had Options to potentially acquire 4,525,333 Common Shares outstanding under the Option Plan (representing approximately 2.7% of the outstanding Common Shares) and Performance Awards to potentially receive 666,092 Common Shares outstanding under the Award Plan (representing approximately 0.4% of the outstanding Common Shares) leaving up to 5,048,448 Common Shares available for future grants under the Option Plan, the Award Plan and all other security based compensation arrangements, based on the number of outstanding Common Shares as at that date (representing an aggregate of approximately 2.9% of the outstanding Common Shares). As at April 24, 2015, the maximum number of Common Shares available for future grant under the Award Plan is 1,893,876.

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution (the "Award Plan Resolution") in the following form:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Award Plan, as described under the heading "Matters to be Acted Upon at the Meeting – Approval of Restricted and Performance Award Incentive Plan" in this Information Circular is hereby ratified, approved and confirmed;

2.	the Prior Grants, as described under the heading "Matters to be Acted Upon at the Meeting – Approval of Restricted and Performance Award Incentive Plan – Prior Grants" in this Information Circular are hereby ratified, approved and confirmed;

3.	all unallocated Performance Awards and Restricted Awards issuable under the Award Plan are approved and authorized until May 27, 2018;

4.	any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

5.	notwithstanding that this resolution has been passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

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In order for the Award Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Award Plan Resolution.

Approval of the Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to re-approve the shareholder rights plan of the Corporation (the "Rights Plan"). The Rights Plan was originally approved by Shareholders on July 9, 2009 (the "Effective Date") and was reconfirmed by Shareholders at the Corporation's annual general and special meeting of Shareholders held in 2012.

Background

The Rights Plan has a term of three years and, if approved at the Meeting, will expire at the close of the annual meeting of the Corporation in 2018, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. Approval of the Rights Plan by Shareholders is required by the TSX and by the terms of the Rights Plan. The Rights Plan is similar to plans adopted by several other Canadian issuers and approved by their securityholders.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for Advantage's directors and Shareholders to assess an unsolicited take-over bid for Advantage, to provide the directors with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take-over bid is made, and to provide Shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the directors of Advantage. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the directors, the Rights Plan provides that holders of Shares, other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

In adopting the Rights Plan, the directors considered the legislative framework governing take-over bids in Canada. The directors believed such legislation did not provide sufficient time to permit Shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the directors sufficient time to develop alternatives for maximizing Shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the Shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a Shareholder being left with illiquid or minority-discounted Shares in Advantage. This is particularly so in the case of a partial bid for less than all the Shares of Advantage where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of securityholders, there remains the possibility that control of an issuer may be acquired pursuant to private agreements in which a small group of securityholders disposes of securities at a premium to market price, which premium is not shared with the other securityholders.

It is not the intention of the directors in recommending the re-approval of the Rights Plan to either secure the continuance of the directors or management of Advantage or to preclude a take-over bid for control of Advantage. The Rights Plan provides that Shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the directors are always bound by their fiduciary duty to consider any take-over bid for Advantage and consider whether or not they should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the directors will be obligated to act honestly and in good faith and in the best interests of Advantage and Shareholders.

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A number of decisions rendered by the Canadian securities regulators relating to Rights Plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a Rights Plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Rights Plan does not preclude any Shareholder from utilizing the proxy rules to promote a change in the management or direction of Advantage, and will have no effect on the rights of holders of Shares to requisition a meeting of Shareholders in accordance with applicable rules.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a Rights Plan. The directors believe this demonstrates that the existence of a Rights Plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.

The Rights Plan does not and is not expected to interfere with the day-to-day operations of Advantage. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of Advantage, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Shares as described below, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A copy of the Rights Plan is available on the Corporation's SEDAR profile at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

One right ("Right") is issued and attached to each outstanding Share or any other securities or voting interests of Advantage entitled to vote generally in the election of Directors (collectively, "Shares"). One Right will also be issued and attach to each Share issued hereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Shares. An Acquiring Person does not, however, include Advantage or any subsidiary of Advantage, or any person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Shares as a result of, among other things: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

Also excluded from the definition of Acquiring Person is a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares on the date of implementation of the Rights Plan; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Rights Plan, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such person, other than through: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

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A Beneficial Owner includes an owner of securities entitling the owner to become an owner of a Share, including conversion or exchange rights or rights to purchase.

Rights Exercise Privilege

The Rights will separate from the Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth Trading Day (as defined in the Rights Plan) after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Share for an exercise price (the "Exercise Price") equal to $100.

A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by Advantage or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of Advantage other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Plan.

Certificates and Transferability

Before the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued on or after the Effective Date will bear a legend to this effect. Rights are also attached to Shares outstanding on the Effective Date of the Rights Plan, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Until such time as the directors otherwise determine, the Rights issued to Shareholders will be made through the book-entry system representing the number of Rights so issued. Holders of Shares or associated Rights represented by the book-entry system will not be entitled to a certificate or other instrument from Advantage, transfer agent or Rights Agent to evidence the ownerships thereof. Shares issued as a result of the exercise of any Right will also be represented through the book-entry system in all circumstances.

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Permitted Bids

The Rights Plan is not triggered if an offer to acquire Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder have been tendered pursuant to the take-over bid and not withdrawn.

A Permitted Bid is not required to be approved by the Directors and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

The directors may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the directors shall be deemed to also have waived the application of the Rights Plan to any other Flip in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

The directors may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Shares such that it is not an Acquiring Person within 14 days of the determination of the directors (or any earlier or later time specified by the directors).

In addition, the directors may waive the application of the Rights Plan to a Flip-in Event prior to the close of business on the tenth trading day following a Share acquisition (or such later business day as they may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Shares, or has entered into a contractual arrangement with Advantage to do so within 10 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, such Flip-in Event shall be deemed not to have occurred.

Subject to the provisions of the Rights Plan, including prior consent of the holders of the Shares or the Rights where required, until the occurrence of a Flip-in Event, the directors may, at any time before the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.000001 per Right. In the event that a person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the directors have waived the application of the Rights Plan, then the directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Advantage may, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

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Prior to the Separation Date, Advantage may, with prior consent of the Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

After the Separation Date, Advantage may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Confirmation

The Rights Plan must be reconfirmed at every third annual meeting of Shareholders of Advantage. If the Rights Plan is not approved at such meeting of Shareholders, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

Approval Required

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution (the "Rights Plan Resolution") in the following form:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Rights Plan, on the terms described in this Information Circular be and the same is hereby ratified, confirmed and approved until the close of business on the first Business Day (as defined in the Rights Plan) following the annual general meeting of Shareholders of the Corporation held in 2018, unless at such meeting Shareholders have reconfirmed the Rights Plan for an additional period of time, and the Corporation is authorized to continue to issue Rights pursuant thereto;

2.	any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.	notwithstanding that this resolution has been passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

In order for the Rights Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Rights Plan Resolution.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2014, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

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executive compensation

Compensation Discussion and Analysis

Executive Summary

Since 2009, Advantage commenced on a path to divest conventional assets to purify the Corporation and focus on its Montney resource development at Glacier, Alberta. This objective was achieved in early 2014 and became a pivotal year for the Corporation to demonstrate its technical and financial capabilities to shareholders. In 2014, Advantage began execution on the first year of a three year development plan designed to double the Corporation’s production to 245 mmcfe/d (40,830 boe/d) in 2017. Advantage’s 2014 results met or exceeded internal annual targets and mitigated business risks through implementation of a multi-year hedging program with a strong balance sheet. Glacier production grew 25% in 2014 to 135 mmcfe/d, total cash costs were reduced by 36% to $0.89/mcfe resulting in an industry leading low cost structure and proved plus probable reserves were added at a F&D cost of $1.03/mcfe for the year ended December 31, 2014. As 2014 came to a close, sufficient production history from wells completed with modified frac designs in 2013 began outperforming longer-term production expectations and allowed the Corporation to reduce capital expenditures by $150 million without lowering future growth targets despite a lower natural gas price environment. As a result of the continuing successes and performance achievements with the Corporation's Montney development, Advantage's Share price increased 74% from December 31, 2012 to December 31, 2014 exceeding the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return that decreased 11% during this same period. In 2014, Advantage’s Share price resulted in a 21% total return (from a closing price on the TSX of $4.61 on December 31, 2013 to a closing price of $5.56 on December 31, 2014) and was one of the few oil and gas producers that generated a positive return. Overall results were determined by the Board to be top quartile performance.

To ensure the Corporation’s employees are highly motivated and retained to deliver its multi-year objectives, Advantage granted Options and Performance Awards in 2014 to the Named Executive Officers and staff to compensate for the lack of equity-based long-term awards granted during 2013 when the Corporation was in a prolonged state of blackout due to the strategic alternatives review process and the disposition of non-core assets between August 22, 2012 and February 4, 2014.

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2014 applicable to Advantage's President and Chief Executive Officer ("CEO"), Vice President Finance and Chief Financial Officer ("CFO"), and the three (3) other most highly compensated executive officers of Advantage who were serving as executive officers at December 31, 2014 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers" or "NEOs").

Advantage’s executive management and NEOs for the financial year ended December 31, 2014 were:

•	Mr. Andy Mah, President and CEO,

•	Mr. Craig Blackwood, Vice President Finance and CFO, and

•	Mr. Neil Bokenfohr, Senior Vice President.

This Compensation Discussion and Analysis discusses the objectives of Advantage’s executive compensation program, the roles and responsibilities of the Compensation Committee in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

Technical Services Agreement with Longview Oil Corp.

During the years ended December 31, 2013 and 2012, Advantage and Longview Oil Corp. ("Longview") were parties to a Technical Services Agreement (the "TSA") dated April 14, 2011. Under the TSA, Advantage provided the necessary personnel and technical services to manage Longview's business and Longview reimbursed Advantage on a monthly basis for its share of general and administrative charges based on respective levels of oil, natural gas and natural gas liquids ("NGLs") production. The TSA was terminated by both companies effective February 1, 2014.

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Subject to reimbursement by Longview as provided under the TSA, Advantage was solely responsible for payment of all salaries, consulting fees, benefits and expenses (including severance or termination payments and related expenses) of the Named Executive Officers, including, but not limited to, all source deductions, remittances and assessments such as income tax, employment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers' Compensation contributions and assessments and any other employee benefits. Except as required by the TSA, which provided for a sharing formula for general and administrative expenses based on the relative oil, natural gas and NGLs production of each of Advantage and Longview, Longview was not required to make any direct payments to a Named Executive Officer. The officers of Longview were paid a salary by Advantage and pursuant to, and in accordance with, the TSA and the formula set out therein, a portion of salary was reimbursed by Longview. In addition, all salaries and salary increases for the Named Executive Officers were reviewed and approved in accordance with the terms of the TSA.

Unless otherwise indicated, the disclosure of salaries, bonuses, share-based compensation, benefits, and all other compensation received by the Named Executive Officers reflects only compensation received by the Named Executive Officers attributable to Advantage and does not include the portions of compensation that were reimbursed to Advantage by Longview under the TSA.

For information in respect of the compensation paid by Advantage to the Named Executive Officers that was attributable to Longview, see page 39.

Compensation Objectives and Principles

The overall philosophy of Advantage is to provide a compensation program that aligns with shareholder interests and attracts and retains high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2014 were as follows:

(a)	attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	motivate short and longer term performance of the Named Executive Officers and attempt to align the Named Executives' interests with those of the Shareholders;

(c)	reward leadership and performance in the achievement of business objectives; and

(d)	provide compensation that is competitive in the market place.

The Compensation Committee used Mercer (Canada) Limited's ("Mercer") 2014 compensation survey data and considered the compensation practices of other companies operating in similar resource based developments in Western Canada, the Corporation's operating and financial performance in comparison to its peers, and its long-term development plan and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently compiled compensation data for directors and officers of reporting issuers of comparable size to the Corporation. The Compensation Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if required.

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Compensation Committee

The Compensation Committee is comprised of Ronald McIntosh (Chair), Paul Haggis, Stephen Balog and Grant Fagerheim. All members of the Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices is summarized below:

•	Ronald McIntosh (Chair) – Mr. McIntosh is the Chairman of North American Energy Partners Inc., a publically traded company, Chair of the Governance Committee and a former member of the Risk and Audit Committees. He is a director of Fortaleza Energy (formerly Alvopetro) and is a director and Chair of the Reserves Committee and Audit Committees of Corval Energy Ltd., a private oil and gas company. He was Chairman and member of the Audit Committee of Tasman Exploration, a private oil and gas company. He is a member of the American Association of Petroleum Geologists and is a registered Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and has also completed the Executive Development Program at Columbia University in New York. He brings more than four decades of executive, operational and strategic leadership to the Board with his prior roles including President and CEO of Navigo Energy Inc., Chief Operating Officer of Gulf Canada, Vice President of Exploration and International with PetroCanada and Chief Operating Officer with Amerada Hess Canada. In addition his broad experience with mergers and acquisitions as well as corporate rejuvenation and restructuring provides valuable perspectives and insights to Advantage.

•	Paul Haggis – Mr. Haggis is the Chairman of Canadian Pacific Railway since June 4, 2012. He has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He is a director of Athabasca Oil Corporation and was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund, a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

•	Stephen Balog – Mr. Balog is Principal of Alconsult International Ltd. and President, West Butte Management Inc., private consulting companies that provide technical and business advisory services to oil and gas operators. He was previously President, Chief Operating Officer and a Director of Tasman Exploration Ltd., a private oil and gas company. Mr. Balog has extensive executive management experience with western Canadian production companies, including the implementation of performance based employee incentive programs in a senior production company. Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary.

•	Grant Fagerheim – Mr. Fagerheim is Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June, 2008. Prior thereto, he was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly, Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008. Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA at Queen's University in 1995. Mr. Fagerheim currently sits on the board of directors of PRD Energy Inc., a public oil and gas company.

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Mandate of the Compensation Committee

The Compensation Committee assists the Board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board), determining and approving the CEO's compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk and making recommendations to the directors;

•	reviewing and evaluating management's recommendations as to the allocation of Options under the Option Plan and Performance Awards and Restricted Awards under the Award Plan and formulating a recommendation to the directors for approval;

•	reviewing annually and recommending for approval to the directors the executive compensation disclosure in the "Compensation Discussion and Analysis" section of the Corporation's information circular;

•	reviewing annually the Compensation Committee's Terms of Reference;

•	administering the Option Plan, the Award Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

•	succession planning in respect of senior executives and providing guidance in respect of executive capacity.

In early 2014, the Compensation Committee retained Mercer to assist the Board and the Compensation Committee in reviewing and determining the compensation of executive officers of the Corporation. Mercer reviewed the competitiveness and appropriateness of the Corporation's compensation practices as compared to a selected peer group of 24 companies and provided observations and made recommendations for change, where appropriate. As a result of this review, the Board and the Compensation Committee implemented the Award Plan for all employees and non-management directors and a deferred share unit plan (the "DSU Plan") for non-management directors.

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The following compensation advisor was retained by the Corporation in the last two most recently completed financial years (in 2013 there were no compensation advisors retained and no associated fees):

Consultant	Date Retained	Mandate	Executive Compensation- Related Fees (includes GST)	All Other Fees

Mercer (Canada) Ltd.	February 2014	Total compensation benchmarking, recommend and develop potential long-term incentive alternatives, advice on competitiveness and appropriateness of compensation programs, advisory services as required from time to time	$68,612	Nil

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2014 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. In making salary determinations, the Compensation Committee considers individual salaries paid to executives of other issuers within the oil and gas industry as published by Mercer. Mercer regularly reviews compensation practices in Canada, industry reports and surveys, and compensation data from peer companies. To benchmark executive pay, Mercer selected peer organizations from the 2014 Mercer Total Compensation Survey for the Energy Sector (dated April 1, 2014). The selected peers operate in business environments similar to Advantage and produce between 10,000 and 100,000 barrels of oil equivalent per day (the "Mercer Survey"). They also have executive management positions similar to those of Advantage that reflect the scope of responsibilities required at the executive level. The Corporation generally targets each employee’s total compensation at approximately the 50th percentile of comparable positions in the Mercer Survey. As a supplement to the Mercer Survey, the Corporation reviews Named Executive Officer total compensation and pay practices disclosed in management information circulars for several specific industry peers including the following:

Birchcliff Energy Ltd.	Cequence Energy Ltd.	Crew Energy Inc.
NuVista Energy Ltd.	Painted Pony Petroleum Ltd.	Paramount Resources Ltd.
Peyto Exploration & Development Corp.	Tourmaline Oil Corp.	Trilogy Energy Corp.

Components of Compensation

Total compensation for the Named Executive Officers in 2014 consisted of base salary, bonuses, certain perquisites and benefits including contributions to the employee share purchase plan of Advantage (the "Purchase Plan"), Options, and Performance Awards. The details of compensation are as follows:

Components of Compensation	2014	2013	2012
Cash Compensation:
Salary	15%	35%	20%
Bonuses	16%	19%	7%
Retention Amounts	-	11%	-
Perquisites and Benefits	2%	4%	2%
Equity Incentive Compensation:
Options	44%	31%	71%
Performance Awards	23%	-	-

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Advantage was restricted in granting equity-based long-term incentive compensation to all staff due to recurring trading blackouts associated with the disposition of non-core assets and the strategic alternatives review process that began on August 22, 2012 and was concluded on February 4, 2014. As a result, total compensation for the Named Executive Officers and staff decreased during 2013 as compared to prior years. On February 4, 2014, Advantage established a new corporate strategy and multi-year development plan designed to deliver significant value growth to Shareholders. Therefore, the Corporation granted Options and Performance Awards in 2014 to motivate the Named Executive Officers and staff in achieving its new objectives and compensate for the reduction in the granting of equity-based long-term awards during 2013.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily rewards short-term internal and individual performance measures. Equity incentive awards align the Corporation with market performance and encourages the Named Executive Officers to deliver improved corporate performance over a longer period of time so the Corporation’s value continues to grow.

The Compensation Committee reviews the compensation evaluation provided by Management and consults with the CEO before making a determination to recommend approval of or changes to compensation to the full Board.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in the Named Executive Officer's specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation's compensation program for the year ended December 31, 2014, the Compensation Committee considered whether the compensation program provided executive officers with adequate incentives to achieve both short and long-term objectives without motivating them to take inappropriate or excessive risks. This assessment was based on a number of considerations including, without limitation, the following:

•	a total compensation program appropriately balanced between fixed and variable compensation and short-term and long-term compensation designed to reward individual performance and encourage delivery of favourable results over both a short and longer period of time;

•	the terms of the Option Plan provides that Options vest as determined by the Board with an expiration date between three and five years from the date of grant. The terms of the Award Plan provide that Performance Awards vest three years after the date of grant. This encourages executive officers to continue to create favourable results over a longer period of time and reduces the risk of actions that may create unfavourable impacts in the short term;

•	a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets;

•	the Corporation's compensation program is structured consistently for all executive officers within the Corporation;

•	the overall compensation program is market based and aligned with the Corporation's business plan and long-term strategies; and

•	certain share ownership guidelines and policies that have been implemented by the Corporation for the NEOs. See "Compensation Discussion and Analysis – Share Ownership Policies" in this Information Circular.

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The Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Corporation.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries of executives at comparable companies within the oil and gas industry determined using the Mercer Survey. Base salaries are designed to provide income certainty and to attract and retain executive management. The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board. The CEO's salary level approximated the median range for oil and gas issuers similar to Advantage in 2014. Base salaries for 2015 were not increased due to the downturn in the oil and gas sector.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee. The Compensation Committee reviews and considers feedback from the CEO and makes a recommendation to the Board for approval. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers and is based on annual targets. The Compensation Committee and Board will give appropriate consideration to a variety of quantitative and qualitative factors including, internal corporate, operating, financial, health, safety and environment, reserve additions and administration achievements.

Key accomplishments factored into the bonus determination for 2014 include the following:

•	established and began execution of a multi-year development plan to significantly increase production and cash flow per share financed through operating cash flow and available credit facility while maintaining a strong balance sheet;

•	met or exceeded all key budget parameters for the year ended December 31, 2014, including production targets, total cash costs, operating cash flow, finding and development costs, capital spending and efficiency, while maintaining a strong balance sheet;

•	established Advantage as an industry leading low cost Montney natural gas producer with operating costs reduced by 33% to $0.32/mcfe, and total cash costs reduced by 36% to $0.89/mcfe.

•	significantly reduced general and administrative cash costs by 67% to $0.15/mcfe through streamlining the Corporation into a pure play Montney company with 27 highly skilled and experienced employees and termination of the TSA in February 2014;

•	strengthened the balance sheet and enhanced financial flexibility through a significant 28% reduction in bank debt from disposing remaining non-core investments and increasing the credit facility borrowing base by $100 million to $400 million;

•	achieved a production target of 135 mmcfe/d approximately one month ahead of schedule and accelerated the 2014 drilling program through reduced capital expenditures compared to the Corporation's budget;

•	continued to improve well productivity in the Upper, Middle and Lower Montney through modified drilling and completion techniques resulting in robust well economics, higher initial production rates and lower declines such that fewer wells are required to execute the original development plan with a $150 million reduction in capital for the entire 2015 through 2017 period;

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•	achieved industry leading 2P F&D cost of $1.03/mcfe ($6.17/boe) for the year ended December 31, 2014 and a three year average 2P F&D cost of $1.03/mcfe ($6.21/boe) including the change in FDC;

•	achieved 1P F&D cost of $1.63/mcfe ($9.76/boe) for the year ended December 31, 2014 and a three year average 1P F&D cost of $1.46/mcfe ($8.77/boe) including the change in FDC;

•	continued to build a natural gas hedge portfolio through to the first quarter of 2017 to reduce volatility of future cash flows in support of the development plan;

•	acquired an additional 10 net sections of Montney land holdings that complement Advantage's core Glacier holding and increases Advantage's total Montney acreage to 129 net sections;

•	achieved a score of 96% in the Certificate of Recognition audit program, which is an independent Provincially administered program that requires stringent quality standards and execution of the Corporation’s environment, health and safety management practices. Only 45 upstream oil and gas companies achieved this certification in 2014; and

•	the Corporation achieved a 100% satisfactory inspection rating at Glacier based on the Alberta Energy Regulator Enhanced Production Audit Program compared to the industry average of 78%.

Based on the 2014 achievements, the Corporation met or exceeded annual expectations. Bonuses were determined based on Mercer quartile rankings and peer group data relative to each Named Executive Officers performance. Bonuses paid to the Named Executive Officers for the year ended December 31, 2014, totalled $940,000.

Long-Term Compensation

The Corporation’s long-term compensation consists primarily of equity based awards. This encourages executive officers to continue to create favourable results over a longer period of time and reduces the risk of actions that may have only short-term advantages. The Corporation's equity based awards currently consist of Options granted pursuant to the Option Plan and Performance Awards granted pursuant to the Award Plan. The Compensation Committee currently grants 50% of equity based awards in the form of Options and 50% in the form of Performance Awards.

Options

Under the Option Plan, the Compensation Committee grants Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation (collectively the "Optionees"). The purpose of the Option Plan is to develop the interest of the directors, officers and employees of, and consultants to Advantage and any of its controlled entities in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage. See "Option-based Awards – Stock Option Plan" below.

Award Plan

The Award Plan grants Restricted Awards and/or Performance Awards to Service Providers, including employees and certain consultants. See "Matters to be Acted upon at the Meeting – Approval of Restricted and Performance Award Incentive Plan" in this Information Circular.

Other Compensation

Employee Share Purchase Plan

Under a Purchase Plan, all full-time employees of Advantage may contribute an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (in 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX. Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage. For the year ended December 31, 2014, $93,311 was contributed by Advantage to match the contributions of the Named Executive Officers.

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Perquisites and Benefits

To attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to the Named Executive Officers. Perquisites and benefits are reviewed periodically to ensure an appropriate benefit level is maintained. Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Share Ownership Policies

In 2014, the Board adopted a mandatory share ownership policy for executive officers, which provides that executive officers (other than the Chief Executive Officer) are required to acquire and hold equity securities of the Corporation with a minimum aggregate market value of two times their annual base salary. The Chief Executive Officer is required to acquire and hold equity securities of the Corporation with a minimum aggregate market value of three times his annual base salary. Executive officers will have a period of five (5) years from the date of the implementation of the policy, or from the date of their appointment as an executive officer of the Corporation, whichever is later, to acquire the value required. Compliance with the policy will be confirmed on December 31 of each year. The current NEOs were all in compliance at December 31, 2014 with this mandatory share ownership policy as depicted in the following table:

Name	Mandatory minimum share ownership value (1) ($)	Actual Share Ownership value (2) ($)	Actual Share Ownership value as a Multiple of Annual Salary (3)
Andy Mah	1,178,100	4,964,368	12.6	x
Neil Bokenfohr	560,000	3,125,960	11.2	x
Craig Blackwood	540,000	1,876,722	7.0	x

Notes:

(1)	Represents two times the annual base salary for Mr. Bokenfohr and Mr. Blackwood and three times the annual base salary for Mr. Mah.
(2)	The value is calculated based on the number of Shares owned at December 31, 2014 multiplied by the market price of Shares at December 31, 2014, being $5.56 per Share.
(3)	Represents the actual share ownership value divided by annual base salary.

Pursuant to Advantage's Disclosure, Confidentiality and Trading Policy, directors and NEOs may not knowingly sell, directly or indirectly, a security of the Corporation if the person selling the security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs may not directly or indirectly buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO may sell a security that the person does not own if he or she owns another security convertible into that security or an option or right to acquire the security sold, and within 10 days after the sale, the person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies that prohibit a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

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Performance Graph

The following graph illustrates Advantage’s five year cumulative Shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2009, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index.

Natural gas prices declined dramatically during 2011 and 2012 placing considerable downward pressure on Advantage’s financial results and corresponding Share price, regardless of significant organizational accomplishments. During 2013, Advantage continued to improve its balance sheet strength through the sale of conventional assets leading to focused Montney development with improving well results. Combined with a natural gas pricing environment that began to recover during 2013 Advantage's Share price increased 74% from December 31, 2012 to December 31, 2014 exceeding the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return that decreased 11% during this same period.

Advantage has been focused on developing its signature core Glacier Montney natural gas resource play while improving financial flexibility through strengthening the balance sheet. From 2009 to 2014, Advantage systematically disposed of all non-core assets (predominantly higher cost and natural gas weighted assets) and used the net proceeds to repay outstanding bank indebtedness. In 2014, Advantage became a pure play company with a clearly defined multi-year development plan on our Glacier Montney property. Advantage acquired Glacier in 2007 with nominal production and reserves and began development in 2008. Since the acquisition of the Glacier property in late 2007, Advantage has grown Montney production to 135 mmcfe/d, grown 2P reserves, achieved a three year average 2P F&D cost of $1.03/mcfe ($6.21/boe) including the change in FDC, constructed a 100% owned and controlled Glacier gas plant, reduced total costs to an industry leading low cost structure, and continued to improve well productivity resulting in robust well economics at current natural gas prices.

Named Executive Officers total compensation decreased from 2010 to 2012 due to lower equity-based compensation from the significant reduction in natural gas prices that adversely impacted our financial results and Share price performance. Total compensation for the Named Executive Officers and staff decreased during 2013 as compared to prior years due to recurring trading blackouts associated with the disposition of non-core assets and the strategic alternatives review process that began on August 22, 2012 and was concluded on February 4, 2014. As a result, Advantage was restricted in granting equity-based long-term incentive compensation to all staff during this period. On February 4, 2014 Advantage established a new corporate strategy and multi-year development plan designed to deliver significant value growth to shareholders. Therefore, the Corporation granted additional Options and Performance Awards in 2014 to motivate the Named Executive Officers and staff in achieving its new objectives and compensate for the reduction in the granting of equity-based long-term awards during 2013.

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Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

The Option Plan grants option-based awards to Optionees and for the year ended December 31, 2014, Advantage granted option-based awards to certain executive officers and directors of the Corporation.

Stock Option Plan

Eligibility

The Option Plan provides for the granting of Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation.

Administration

The Option Plan is administered by the Compensation Committee.

Limitations to the Option Plan

Unless otherwise approved by Shareholders, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage is 6.0% of the Common Shares outstanding from time to time. On April 24, 2015, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage was amended by the Board from 10.0% to 6.0%. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendment was approved by the Board and approval of Shareholders was not required.

If any Options granted under the Option Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Options relate shall be available for the purposes of the granting of further Options under the Option Plan.

In addition to the limit on the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan:

(a)	the number of Common Shares issued to any one person upon exercise of Options awarded under the Option Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 6.0% of the outstanding Common Shares;

(b)	the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in the Option Plan) shall not exceed 6.0% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 6.0% of the outstanding Common Shares; and

(c)	the participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

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In determining the number of Common Shares issued within one year, the number of Common Shares will be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

On April 24, 2015, the Board amended the limits in items (a) and (b) above from 10.0% to 6.0% of the outstanding Common Shares. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendment was approved by the Board and approval of Shareholders was not required.

Vesting of Options

The Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

Expiry Date

All Options granted pursuant to the Option Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant. In April, 2014, the Board approved an amendment to the Option Plan to provide that the Expiry Date of any new Options that are granted pursuant to the Option Plan cannot be more than five years from the time of the grant. In accordance with the Option Plan, approval of Shareholders was not required for the amendment. Any Options which have not been exercised by the Expiry Date shall expire and become null and void.

Notwithstanding the foregoing:

(a)	if the Expiry Date of any Option falls within:

(i)	any Blackout Period (as defined below) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term (as defined below); and

(ii)	a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined below), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term (as defined below).

The foregoing extensions apply to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in the Option Plan. Unless approved by the Board, no Options may be exercised by an Optionee during a Blackout Period;

(b)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement (as defined below), pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c) below), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined below), exercise the Options which have vested on or prior to the Cessation Date, after which time the Option shall terminate; and

(c)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in the Option Plan), exercise the Options held by the Optionee which have vested during or prior to the six month period, after which time the Option shall terminate.

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In the Option Plan, the following terms have the following meanings:

"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Option Plan;

"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months; and

"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date.

Exercise Price

The exercise price (the "Exercise Price") of any Option granted pursuant to the Option Plan shall be fixed by the Board when the Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

Assignability

The right to receive Common Shares pursuant to a Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

Exercise of Option

Subject to the Option Plan and the applicable Option Agreement (as defined in the Option Plan), the Optionee may:

(a)	exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

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(b)	exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the closing price of the Common Shares on the immediately preceding date, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

On April 24, 2015, the Option Plan was amended to provide that the Purchase Price is equal to the excess of the closing price of the Common Shares on the immediately preceding date over the Exercise Price for each Option being purchased under the Put Right. Previously, the Purchase Price was equal to the excess of the Current Market Price, being the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange, over the Exercise Price for each Option being purchased under the Put Right. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendment was approved by the Board and approval of Shareholders was not required.

Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Option Plan, to any Options and to any Option Agreements outstanding under the Option Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

Take-over Bids

If approved by the Board, Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Options may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Option (and shall thus be available for exercise of the Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

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Change of Control

Notwithstanding any other provision in the Option Plan and any Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Option Plan and any Option Agreements. All Options not exercised prior to the effective date determined by the Board shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

In the Option Plan, a "Change of Control" means:

(a)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(b)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(c)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(e)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(f)	the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not.

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No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of Shareholders in respect of any Common Shares issuable upon exercise of a Option until certificates representing such Common Shares have been issued and delivered.

Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Option is granted hereunder (a "Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of the Option Plan. The Option Agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.

Amendment or Discontinuance of the Option Plan

The Option Plan and any Options granted pursuant to the Option Plan may be amended, modified or terminated by the Board without approval of the Shareholders, subject to any required approval of the Exchange.

Notwithstanding the foregoing, the Option Plan or any Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Option Plan or the Option Plan maximum as described under "Limitations to the Option Plan";

(b)	reduce the Exercise Price of any Option granted pursuant to the Option Plan;

(c)	extend the Expiry Date of any outstanding Options other than as permitted pursuant to the Option Plan;

(d)	amend the limitations to the Option Plan to increase the entitlements of non-management directors under the Option Plan;

(e)	permit an Optionee to transfer or assign Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions described under "Limitations to the Option Plan"; or

(g)	amend this provision of the Option Plan.

In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Option previously granted to such Optionee under the Option Plan.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

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The Award Plan grants share-based awards to Grantees and for the year ended December 31, 2014, Advantage granted Performance Awards to certain Service Providers. See "Matters to be Acted upon at the Meeting – Approval of Restricted and Performance Award Incentive Plan".

Summary Compensation Table

The following table sets forth information concerning the compensation paid to the NEOs for the years ended December 31, 2014, 2013 and 2012:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards (1) ($)	Option- based awards (2) ($)	Annual incentive plans (3)	Long- term incentive plans	Pension value ($)	All other compensation (4)(5)(6) ($)	Total compensation ($)
Andy Mah (7)	2014	392,700	593,250	1,222,826	400,000	Nil	Nil	49,009	2,657,785
President and	2013	299,806	Nil	325,733	300,000	Nil	Nil	96,863	1,022,402
Chief Executive Officer	2012	298,957	Nil	1,200,960	90,000	Nil	Nil	36,565	1,626,482

Neil Bokenfohr (7)	2014	275,833	423,025	774,173	300,000	Nil	Nil	36,981	1,810,012
Senior Vice	2013	194,680	Nil	186,492	250,000	Nil	Nil	86,061	717,233
President	2012	194,128	Nil	687,585	90,000	Nil	Nil	25,770	997,483

Craig Blackwood(7)	2014	259,500	407,859	671,686	240,000	Nil	Nil	35,080	1,614,125
Vice President,	2013	172,722	Nil	144,791	175,000	Nil	Nil	83,779	576,292
Finance and Chief Financial Officer	2012	170,833	Nil	533,836	90,000	Nil	Nil	23,347	818,016

Notes:

(1)	Represents the grant date fair value of Performance Awards granted under the Award Plan (there have been no grants of Restricted Awards). Specifically, the fair value of the Performance Awards was based on the closing trading price on the TSX on the date of grant and a Payout Multiplier of one times. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares and determination of the Payout Multiplier.
(2)	Represents the grant date fair value of Options granted under the Option Plan and does not represent the cash value of such grant. The fair value is determined using a Black-Scholes-Merton valuation model, using weighted average assumptions including: volatility 33% (2013 – 35%; 2012 - 44%), expected forfeiture rate 4% (2013 – 0.25%; 2012 – 0.25%), and risk-free rate 1.25% (2013 – 0.98%; 2012 - 1.06%). Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of option-based awards vesting can fluctuate significantly from the imputed value derived under the Black-Scholes-Merton valuation model as a result of changes in the trading price of the Shares.
(3)	Reflects cash bonuses earned in 2012 and paid in 2013, cash bonuses earned in 2013 and paid in 2014 and cash bonuses earned in 2014 and paid in 2015. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.
(4)	Perquisites received by each of the NEOs including property or other personal benefits provided to the NEOs include: medical and dental benefits; life insurance; short-term and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the NEOs would receive if employed elsewhere in the industry.
(5)	Other compensation includes contributions made by Advantage on behalf of NEOs pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the NEOs an aggregate of $149,000 in 2012, $172,167 in 2013 and $93,311 in 2014.
(6)	Other compensation includes retention amounts paid in 2013 to the NEOs as follows: Mr. Mah $60,000, Mr. Bokenfohr $60,000 and Mr. Blackwood $60,000.
(7)	Total compensation including salary, bonus and all other compensation amounts received reflect only the portion of compensation attributable to Advantage and does not include the portion of such compensation which was reimbursed to Advantage by Longview pursuant to the TSA. See "Executive Compensation – Technical Services Agreement with Longview Oil Corp.". A summary of the compensation paid to the NEOs for the years ended December 31, 2014, 2013 and 2012, which was paid by Advantage and attributable to Longview is as follows:

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					Non-equity incentive plan compensation ($)
Name	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	All other compensation	Total compensation ($)
Andy Mah	2014	Nil	Nil	N/A	Nil	Nil	Nil
	2013	91,610	Nil	N/A	Nil	31,264	122,874
	2012	86,043	118,232	N/A	30,000	10,524	244,799

Neil Bokenfohr	2014	Nil	Nil	N/A	Nil	Nil	Nil
	2013	59,487	Nil	N/A	Nil	27,963	87,450
	2012	55,872	67,712	N/A	30,000	7,417	161,001

Craig Blackwood	2014	5,075	Nil	N/A	Nil	686	5,761
	2013	52,778	Nil	N/A	Nil	27,266	80,044
	2012	49,167	46,213	N/A	30,000	6,720	132,100

For further information in respect of the compensation received by the Named Executive Officers attributable to Longview for the years ended December 31, 2013 and 2012, see the Information Circular of Longview for the Annual General and Special Meeting of Shareholders that was held on June 3, 2014, which is available on Longview's SEDAR profile at www.sedar.com.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2014.

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Andy Mah	224,969	3.69	Apr 1, 2015	420,692	95,840	532,870	Nil
	674,904	4.43	Feb 24, 2017	762,642
	345,690	5.87	Apr 16, 2019	Nil
Neil Bokenfohr	128,801	3.69	Apr 1, 2015	240,858	68,340	379,970	Nil
	386,402	4.43	Feb 24, 2017	436,634
	246,483	5.87	Apr 16, 2019	Nil
Craig Blackwood	100,000	3.69	Apr 1, 2015	187,000	65,890	366,348	Nil
	300,000	4.43	Feb 24, 2017	339,000
	237,674	5.87	Apr 16, 2019	Nil

Notes:

(1)	The value is calculated based on the difference between the market price of Shares at December 31, 2014, being $5.56 per Share and the exercise price of the Options.
(2)	Represents Performance Awards granted pursuant to the Award Plan.
(3)	Based on the market price of Shares at December 31, 2014, being $5.56 per Share and a Payout Multiplier of one times.

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Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014. The vesting terms are subject to the Option Plan and Award Plan, as applicable.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Andy Mah	2,065,208	Nil	400,000
Neil Bokenfohr	1,182,393	Nil	300,000
Craig Blackwood	918,000	Nil	240,000

Notes:

(1)	The value is calculated based on the difference between the market price of Shares on the vesting date and the exercise price of the Options on the vesting date.
(2)	Reflects cash bonuses earned in 2014 and paid in 2015. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.
(3)	The value is calculated by multiplying the number of Shares underlying the Performance Awards by the market price of the Shares on the vesting date.

Termination and Change of Control Benefits

Each of the Named Executive Officers, including the CEO, has an executive employment contract with Advantage. These contracts provide for participation by the Named Executive Officers in the Option Plan, the Award Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Mr. Mah, he will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. For Messrs. Bokenfohr and Blackwood, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years.

Estimated Incremental Compensation on

Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"

(based on hypothetical termination as at December 31, 2014 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	Option Vesting (1) ($)	Performance Awards Vesting (2) ($)	TOTAL ($)

Andy Mah	589,050	88,358	525,000	1,183,334	532,870	2,918,612
Neil Bokenfohr	280,000	42,000	275,000	677,492	379,970	1,654,462
Craig Blackwood	270,000	40,500	207,500	526,000	366,348	1,410,348

Note:

(1)	The option vesting value was calculated based on the difference between the market price of Shares at December 31, 2014, being $5.56 per Share and the exercise price of the Options multiplied by a Payout Multiplier of one times.
(2)	The Performance Awards vesting value was calculated by multiplying the number of Shares underlying the Performance Awards by the market price of Shares at December 31, 2014, being $5.56 per Share.

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Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

In 2014, the Board made several changes to Director compensation. Effective March 2014, the fees payable to the Chairman of Advantage were $75,000 in cash plus $75,000 paid through the granting of deferred share units ("DSUs"). The Chairman of the Audit Committee is paid a flat fee annual retainer of $62,500 in cash plus $62,500 paid through the granting of DSUs. Each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $50,000 in cash plus $50,000 paid through the granting of DSUs. DSUs are notional securities granted to a director and are related directly to the Share price performance from grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a director. The granting of DSUs will occur on a monthly basis. The number of DSUs granted is calculated by dividing the value of the awards by the amount that is the closing price for a Share on the TSX on the trading day immediately prior to the date of grant. On the date that a holder of DSUs ceases to be a director, the monetary amount represented by the DSUs shall be calculated and shall be paid to the Director in cash not later than the end of the first calendar year after the calendar year which includes the termination date.

In addition, members of the Board are eligible to receive Options pursuant to the Option Plan. The participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director. For the year ended December 31, 2014, there were no grants to Options to non-management directors of the Board.

All directors are eligible to receive expense reimbursement for costs of attending Board or committee meetings. No meeting fees are paid to independent directors, as, absent exceptional circumstances, directors are not entitled to meeting fees.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2014, information concerning the compensation paid to Advantage’s directors, other than directors who are also NEOs.

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total ($)
Ronald McIntosh	83,333	62,500	Nil	Nil	Nil	Nil	145,833
Paul Haggis	70,833	52,080	Nil	Nil	Nil	Nil	122,913
Stephen Balog	58,333	41,670	Nil	Nil	Nil	Nil	100,003
Grant Fagerheim	29,973	29,975	Nil	Nil	Nil	Nil	59,948
Steven Sharpe (3)	16,667	Nil	Nil	Nil	Nil	25,000	41,667

Notes:

(1)	Represents the grant date fair value of DSUs granted under the DSU Plan. Specifically, the fair value of DSUs was based on the closing trading price on the TSX on the date of grant. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(2)	Mr. Sharpe received $25,000 in 2014 as payment for his participation as Chair on the Special Committee in respect of the corporate strategic review process.
(3)	Mr. Sharpe ceased to be a director of the Corporation on February 1, 2014.

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Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors, other than directors who are also NEOs of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2014.

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Ronald McIntosh	Nil	Nil	Nil	Nil	Nil	Nil	59,036
Paul Haggis	Nil	Nil	Nil	Nil	Nil	Nil	49,184
Stephen Balog	Nil	Nil	Nil	Nil	Nil	Nil	39,348
Grant Fagerheim	Nil	Nil	Nil	Nil	Nil	Nil	28,906
Steven Sharpe(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Sharpe ceased to be a director of the Corporation on February 1, 2014.
(2)	Represents DSUs granted pursuant to the DSU Plan.
(3)	Represents DSUs granted pursuant to the DSU Plan multiplied by the market price of Shares at December 31, 2014, being $5.56 per Share.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also NEOs of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald McIntosh	Nil	62,500	Nil
Paul Haggis	Nil	52,080	Nil
Stephen Balog	Nil	41,670	Nil
Grant Fagerheim	Nil	29,975	Nil
Steven Sharpe(1)	Nil	Nil	Nil

Notes:

(1)	Mr. Sharpe ceased to be a director of the Corporation on February 1, 2014.
(2)	The value is calculated by multiplying the number of DSUs by the market price of the Shares on the vesting date.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2014.

Option Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	5,144,676 Common Shares	$4.63	11,862,089 Common Shares
Equity compensation plans not approved by securityholders (2)	406,142 Common Shares	N/A	11,455,947 Common Shares
Total(3)	5,550,818 Common Shares	N/A	11,455,947 Common Shares

Note:

(1)	See "Option-based Awards – Stock Option Plan". As at December 31, 2014, the Option Plan provided for the rolling grant of options equal to up to ten percent (10%) of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of options will make new grants available under the Option Plan.
(2)	See "Matters to be Acted upon at the Meeting – Approval of Restricted and Performance Award Incentive Plan".
(3)	On April 24, 2015, the Board approved an amendment to the Option Plan to change this limitation from 10.0% to 6.0% of the issued and outstanding Common Shares, which would leave 5,048,448 Common Shares available for future issuance under the Option Plan and the Award Plan. In accordance with the Option Plan, such amendment was approved by the Board and approval of Shareholders was not required. The maximum number of Common Shares issuable pursuant to outstanding Incentive Awards at any time is limited to 1.5% of the aggregate number of issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of options will make new grants available under the Option Plan.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Corporate Governance Disclosure

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 – Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

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As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occur to the composition of its Board of Directors and its Human Resources, Compensation and Corporate Governance Committee and Audit Committee; and (iv) Advantage must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under the NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

GUIDELINES		COMMENTARY

1.	Directors

(a)	Disclose the identity of directors who are independent.	Paul G. Haggis, Ronald A. McIntosh, Stephen E. Balog, Grant Fagerheim and Jill T. Angevine are all independent within the meaning of NI 58-101.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Andy J. Mah is not independent as he is currently the President and Chief Executive Officer.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Paul G. Haggis	Canadian Pacific Railway Limited Athabasca Oil Corporation
		Andy J. Mah	N/A
		Ronald A. McIntosh	North American Energy Partners Inc. Fortaleza Energy Inc.
		Grant B. Fagerheim	PRD Energy Inc. Whitecap Resources Inc.
		Jill T. Angevine	Chinook Energy Inc.

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GUIDELINES		COMMENTARY

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors hold regularly scheduled in camera sessions, without non-independent directors and members of management present either before or after each meeting of the board and otherwise as required. During 2014, ten (10) of such meetings were held.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The chair of the board (the "Chair"), Ronald A. McIntosh, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

•      The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the directors, at all meetings of shareholders.

•      The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

•      To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the Chief Executive Officer, committee Chairs, and fellow directors.

• The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best as possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

• The Chair shall endeavour to ensure that the board's deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present.

• The Chair shall encourage board members to ask questions and express view points during meetings.

• The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

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GUIDELINES	COMMENTARY

• The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

• The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

• The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Compensation Committee.

• The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law.

• With respect to meetings of directors or Shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and Shareholder meetings and shall also liaise with the committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

The Chair shall endeavour to:

• ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

• facilitate effective communication between directors and Management, both inside and outside of board meetings;

• actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual directors, committees chairs (other than the board Chair or any committee upon which the board Chair sits as the Chair) and Chief Executive Officer;

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GUIDELINES		COMMENTARY

• when appropriate, assist directors in their transition from the board and to support the orientation of new directors and the continuing education of current directors; and

• to ensure that an annual performance evaluation of the board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)	Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer's most recently completed financial year.

There were a total of fourteen (14) Board meetings held between January 1, 2014 and March 31, 2015.

The attendance record of each director is as follows:

Stephen E. Balog attended 100% of the meetings (14 out of 14).

Paul G. Haggis attended 100% of the meetings (14 out of 14).

Andy J. Mah attended 100% of the meetings (14 out of 14).

Ronald A. McIntosh attended 100% of the meetings (14 out of 14).

Grant B. Fagerheim attended 80% of the meetings since his appointment to the Board in 2014 (4 out of 5).

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review on SEDAR at www.sedar.com under Advantage's profile and on Advantage's website at www.advantageog.com. A copy is also attached hereto as Schedule "A".

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and chair of each committee of the Board.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the CEO have developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	The Board provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials. New Board members are offered access to all officers of the Corporation for orientation of new members as to the nature and operations of the business.

46

GUIDELINES		COMMENTARY

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Corporation will consider any request for it to pay for any education courses for any members of the Board relating to corporate governance or financial literacy. In addition, Management of the Corporation is available to members of the Board to discuss operational and other matters.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.

(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers (collectively, the "Code"), are located on SEDAR at www.sedar.com and is available on Advantage’s website at www.advantageog.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board monitors compliance with the Code by requiring periodic reporting by its senior officers as to their compliance with the Code (and the Board requests immediate notification of any departures from the Code). The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the Code.

(iii)	provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no material change reports filed pertaining to any departures from the Code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Due to the fact that the Corporation has the Code, a reporting process pursuant to such Code, a Board Mandate and Terms of Reference for the Compensation Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Compensation Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation.

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GUIDELINES		COMMENTARY

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Compensation Committee is comprised of only independent directors.

(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Compensation Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Compensation Committee conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of only independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysis - Compensation Governance" in this Information Circular.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Human Resources, Compensation and Corporate Governance Committee

Members: Mr. Ronald McIntosh (Chair), Mr. Paul Haggis, Mr. Stephen Balog and Mr. Grant Fagerheim, all of whom are independent directors.

The Compensation Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Compensation Committee is disclosed under "Executive Compensation – Compensation Discussion and Analysis - Compensation Governance" in this Information Circular. The human resources mandate of the committee is disclosed in Item 6 "Nomination of Directors" above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There were four (4) meetings of the committee in 2014. All members of the Compensation Committee were present at such meetings.

48

GUIDELINES		COMMENTARY

Independent Reserve Evaluation Committee Members: Mr. Stephen Balog (Chair), Mr. Ronald McIntosh and Mr. Paul Haggis all of whom are independent directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Corporation.

There were three (3) meetings of the committee in 2014.

Stephen E. Balog attended 100% of the meetings (3 out of 3).

Ronald A. McIntosh attended 100% of the meetings (3 out of 3).

Paul Haggis attended 100% of the meetings (3 out of 3).
Audit Committee

There were four (4) meetings of the committee in 2014.

Stephen E. Balog attended 100% of the meetings (4 out of 4).

Paul Haggis attended 100% of the meetings (4 out of 4).

Ronald A. McIntosh attended 100% of the meetings held when he a member of the Audit Committee (2 out of 2).

Grant Fagerheim attended 100% of the meetings since his appointment as a member of the Audit Committee (2 out of 2)

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The effectiveness of the Board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

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GUIDELINES		COMMENTARY

10.	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation has not adopted term limits for the directors or the Board or other mechanisms of Board renewal. The Board does not believe that fixed term limits are necessary or in the best interest of the Corporation. The Compensation Committee considers both the term of service of individual directors, the average term of the Board as a whole and turnover of directors over the prior three years when proposing a slate of nominees at each annual meeting of shareholders. The Compensation Committee considers the benefits of regular renewal in the context of the needs of the Board at the relevant time.

11.

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation has adopted a written board and management diversity and renewal policy (the "Diversity Policy"), which provides that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and management at the time. The Corporation is committed to a meritocracy and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives, without reference to their age, gender, race, ethnicity or religion, is in the best interests of the Corporation and all of its stakeholders. In accordance with the Diversity Policy, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets.

To measure the effectiveness of the Diversity Policy, the Compensation Committee will review annually the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. The Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available. The Compensation Committee will also review the number of women actually appointed and serving on the Board or in management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and management.

12.	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or reelection to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	As discussed above, in accordance with the Diversity Policy, the Compensation Committee will review annually the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. The Compensation Committee will also review the number of women actually appointed and serving on the Board to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board.

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GUIDELINES		COMMENTARY

13.	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	As discussed above, in accordance with the Diversity Policy, the Compensation Committee will review annually the composition and diversity of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available. The Compensation Committee will also review the number of women actually serving in management positions to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of management.

14.

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

While the Corporation recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Corporation is in the best interests of the Corporation and all of its stakeholders, the Corporation does not currently have any rules or formal policies that specifically require the identification, consideration, nomination or appointment of a targeted number of female Board nominees or candidates for executive management positions. In accordance with the Diversity Policy, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets.

15.	(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women (b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Should Jill T. Angevine be appointed to the Board by Shareholders at the Meeting, 1/6 or 16.7% of the directors would be women. Currently, Advantage does not have any women on its executive management team.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF informed persons IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of the most recently completed financial year, none of the directors or executive officers of the Corporation or the proposed directors of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

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OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

additional information

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Chief Financial Officer of the Corporation at the following address:

Advantage Oil & Gas Ltd.

Suite 300, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

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schedule "A"
mandate of the Board OF DIRECTORS

Advantage Oil & Gas Ltd.

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavour to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

o	be designed to achieve Advantage's principal objectives;

o	identify the principal strategic and operational opportunities and risk of Advantage's business; and

o	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

•	approve property acquisitions and dispositions in excess of $5 million;

•	approve the establishment of credit facilities and borrowings; and

•	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

•	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with Advantage;

•	approve the distribution policy of Advantage;

•	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

•	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

•	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

•	review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

•	review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

•	review, consider and where required, approve, the reports required under National/Instrument 51 101 of the Canadian Securities Administrators;

•	report annually to shareholders on the Board's stewardship for the preceding year; and

•	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

o	selecting nominees for election to the Board;

o	appointing a Chairman of the Board who is not a member of management;

o	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

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o	defining the mandate or terms of reference of each committee of the Board;

o	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

o	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

•	A majority of Board members should be "independent" Directors as such term is defined in National Instrument 52-110 – Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

•	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

•	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.

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